Exhibit 4.1

January 23, 2006

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Dear Sirs:

Re: Generex Biotechnology Corporation
- Amendment to Sep 8 05 and Dec 5 05 Warrants

We make reference to (a) the common stock purchase warrant issued by Generex Biotechnology Corporation (the “Company”) to = on September 8, 2005 pursuant to which the Company granted to = the entitlement to purchase up to 609,756 shares of the Company’s common stock at $0.82 per share (the “Sep Warrant”), and (b) the common stock purchase warrant issued by the Company to = on December 5, 2005 pursuant to which the Company granted to = the entitlement to purchase up to 1,219,512 shares of the Company’s common stock at $0.82 per share (the “Dec Warrant”) (the Sep Warrant and the Dec Warrant are hereinafter together referred to as the “Warrants”).

The Initial Exercise Date (as that term is defined in both the Sep Warrant and the Dec Warrant) of the Warrants is expressed therein as the 181st day after the date thereof. The Company hereby confirms that, in consideration of the immediate exercise by = of not less than 100% of both the Sep Warrant and the Dec Warrant and the delivery to the Company of Notices of Exercise in respect thereof on or before the close of business on January 23, 2006, the Company has agreed to abridge the Initial Exercise Date and to honor the aforementioned Notices of Exercise.

Yours truly,

Generex Biotechnology Corporation

Mark A. Fletcher
Executive Vice-President, General Counsel
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